SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               SERVOTRONICS, INC.
             (Exact name of registrant as specified in its charter)



         Delaware                                       16-0837866
--------------------------------             -----------------------------------
(State of incorporation or organization)    (I.R.S. Employer Identification No.)


1110 Maple Street
Elma, New York                                             14059-0300
--------------------------------            ------------------------------------
(Address of principal executive offices)                    (Zip Code)


     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General
Instruction A.(c), check the following box.                                  X
                                                                           -----

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.
                                                                           -----


Securities Act registration statement file numbers to which this form relates:
Not Applicable.

Securities to be registered pursuant to Section 12(b) of the Act:

                                                  Name of each exchange on
Title of each class to be so registered     which each class is to be registered
---------------------------------------     ------------------------------------

Preferred Stock Purchase Rights                  The American Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:
Not applicable

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1.   Description of Registrant's Securities to be Registered.
          -------------------------------------------------------

As of August 26, 2002 the Board of Directors of Servotronics, Inc. (the "Company") adopted a Shareholder Rights Plan (the "Rights Plan") to take effect on August 28, 2002 upon expiration of the Company's existing Shareholder Rights Plan which is due to expire at the close of business on August 28, 2002. Pursuant to the new Rights Plan, the Board of Directors declared a dividend distribution of one Right for each outstanding share of Company Common Stock to shareholders of record at the close of business on August 28, 2002. The description and terms of the Rights are set forth in a Rights Plan (the "Rights Plan") adopted by the Board of Directors. Subject to becoming exercisable as described below, each Right entitles its registered holder to purchase from the Company one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $.20 per share (the "Preferred Stock"), at a Purchase Price of $32.00 per Unit, subject to adjustment.

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock on the Distribution Date, which will occur on the earlier of (i) the date of the Company's public announcement (the "Stock Acquisition Date") that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 25 % or more of the shares of Common Stock outstanding, excluding shares of Common Stock held by the Servotronics, Inc. Employee Stock Ownership Trust (the "ESOT"), or (ii) 10 days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. The ESOT and Dr. Nicholas D. Trbovich cannot be Acquiring Persons, as defined.

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after August 28, 2002 will contain a legend incorporating the Rights Plan by reference, but existing Common Stock certificates will also incorporate the Rights Plan notwithstanding the absence of such a legend, and (iii) the surrender for transfer of any certificate for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. SHAREHOLDERS NEED NOT SURRENDER THEIR EXISTING STOCK CERTIFICATES TO OBTAIN THE BENEFITS OF THE RIGHTS PLAN.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on August 28, 2012, unless earlier redeemed by the Company as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

After the Distribution Date and prior to the Stock Acquisition Date, each Right will entitle the holder to purchase from the Company one-hundredth of a share of Preferred Stock for $32.00, subject to adjustment. The Preferred Stock is non-redeemable. Each share of Preferred Stock will be entitled to an annual aggregate dividend equal to the greater of $1 per share or 100 times the dividend declared on the common shares. In the event of liquidation, the holders

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

of the Preferred Stock will be entitled to receive an aggregate liquidation payment equal to the greater of $1 or 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the common shares. The dividend, liquidation and voting rights, and the non-redemption feature of the Preferred Stock are designed so that the value of the one-hundredth interest in a preferred share purchasable with each right will approximate the value of one share of Common Stock.

In the event any person becomes an Acquiring Person, each holder of a right will have the right to receive, upon exercise of the Right and payment of the Purchase Price, Common Stock (or, if sufficient Common Stock is unavailable, Preferred Stock) having a value equal to three times the Purchase Price of the Right (referred to as the "Subscription Right"). The Subscription Right is exercisable during the 60-day period following the later of the Stock Acquisition Date or the effective date of a registration statement covering the Common Stock (or Preferred Stock, if applicable) subject to the Subscription Right (referred to as the "Subscription Period"). The Board of Directors has the discretion to permit the holders of Rights to tender promissory notes in payment of the Purchase Price. Notwithstanding any of the foregoing, all Rights that are, or (under certain circumstances specified in the Rights Plan) were, beneficially owned by any Acquiring Person will be null and void.

For example, at a Purchase Price of $32 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following the Stock Acquisition Date would entitle its holder to purchase $96 worth of Common Stock for $32. Assuming that each share of Common Stock had a value of $8 at such time, the holder of each valid Right would be entitled to purchase twelve shares of Common Stock for $32.

In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to three times the Purchase Price of the Right (referred to as the "Merger Right").

The Purchase Price payable, and the number of Units of Preferred Stock (or the number and kind of other securities or property, as the case may be) issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular semi-annual cash dividends) or of subscription rights or warrants (other than those referred to above).

At any time after the Stock Acquisition Date, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such the Acquiring

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

Person, which will have become void), in whole or in part, at an exchange ratio of two shares of Common Stock, or two one-hundredths of a share of Preferred Stock, per Right (subject to adjustment).

No adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1 % of the Purchase Price. The Company is not required to issue fractional Units and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

At any time prior to the earlier of the Stock Acquisition Date or the Expiration Date, the Board of Directors may redeem the outstanding Rights in whole, but not in part, at a redemption price of $.00l per Right (the "Redemption Price"). In addition, the Board of Directors may redeem the Rights after the Stock Acquisition Date but prior to an event which gives rise to the exercisability of the Merger Right if (1) prior to the Subscription Period, the Acquiring Person shall have transferred a sufficient number of shares of Common Stock so that such Person owns 5 % or less of the outstanding Common Stock excluding ESOT shares (and there are no other Acquiring Persons) and such transfers did not involve the Company; (2) in connection with a merger or business combination involving the Company where all shareholders are treated alike and not involving the Acquiring Person or any entity in which the Acquiring Person has an interest; or (3) following the Subscription Period if there are no Acquiring Persons.

Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the threshold for a person becoming an Acquiring Person to not less than the greater of (i) the sum of .001 % and, the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that, after the Distribution Date, no amendment may be effected which would adversely affect the interests of the holders of the Rights.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.


Item 2.   Exhibits.
          --------

          The securities described herein are to be registered on the American Stock Exchange, on which other securities of the Company are registered. Accordingly, the following exhibits, required to be filed herewith in accordance with the Instructions as to Exhibits to Form 8-A, are hereby filed or incorporated by reference:

     (1) Servotronics, Inc. Shareholder Rights Plan dated as of August 26, 2002 (incorporated by reference to Exhibit 4 to the Company's Current Report on Form 8-K filed with the SEC on August 27, 2002).


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

     (2) Forms of Rights Certificate, Assignment, and Election to Purchase, included in Exhibit A to the Shareholder Rights Plan.

     (3) Summary of Rights to Purchase Preferred Stock, included in Exhibit B to the Shareholder Rights Plan.

     (4) Form of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock, included in Exhibit C to the Shareholder Rights Plan.

     (5) Press release of the Company dated August 27, 2002 (incorporated by reference to Exhibit 99 to the Company's Current Report on Form 8-K filed with the SEC on August 27, 2002).


                                   SIGNATURES


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      SERVOTRONICS, INC.



                                      By: /s/ Lee D. Burns
                                          -----------------------
                                          Lee D. Burns
                                          Treasurer and Chief Financial Officer


DATED:   August 28, 2002



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